Embedded video:



The video starts out by showcasing the affiliated restaurants of the Issuer. Thomas Nguyen, the Chief Marketing Officer of the Issuer, provides an overview of Peli Peli's idea of South African Cuisine and the Issuer's mission to introduce South African food to main stream. Employees are showcased to highlight the importance of the Peli Peli team. Thomas ends the video by inviting the public to participate in their journey.

Embedded video:



The video showcases the dishes typically served at Peli Peli restaurants. The video shows the preparation and presentation of Peli Peli's signature dish – Portuguese inspired espetada (hanging beef skewers). Chief Chef Paul speaks about the main ingredients and gives an overview of the preparation.

Embedded video:



This video highlights Peli Peli team's participation in MD Anderson Cancer Center's prom for teens receiving care at the hospital. Thomas talks about Peli Peli team's motivation to partner with this event and their desire to create an experience for the community with lasting impact. Peli Peli team strives to be more than just a restaurant, and through this event they were able to show the importance of giving back, making an impact and having fun doing it.